CERULEAN PHARMA INC.

840 MEMORIAL DRIVE

CAMBRIDGE, MA 02139

August 25, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cerulean Pharma Inc.

Registration Statement on Form S-3

File No. 333-206396

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cerulean Pharma Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-206396) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on August 28, 2015, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)	the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,
Cerulean Pharma Inc.

By:	/s/ Alejandra Carvajal
Name:	Alejandra Carvajal
Title:	Vice President and General Counsel

[Signature Page to Request for Acceleration]